BANK OF THE WEST

201 North Civic Drive, Ste 360B
Walnut Creek, CA 94596

PURCHASE ORDER NO. 080-0832454-001

PURCHASE ORDER

RE: LESSEE		TO: SUPPLIER	
Name:	AgNatural, LLC	Name:	Cavitation Technologies, Inc.
Street:	802 Julian R Alls Brook Highway	Street:	10019 Canoga Avenue
City:	Halifax	City:	Chatsworth
State:	NC ZIP: 27890	State:	CA ZIP: 91311

Quantity	Description	Price
1	CTI 10 GPM Green D Plus System, including spare pump Freight	$ 186,400.00 $ 1,200.00
	SALES TAX ***DO NOT DUPLICATE SHIPMENT*** This P.O. confirms Lessee's order and cancels and supersedes any other order by Lessee for the above goods TOTAL COST TOTAL COST	$ $ 187,600.00

1. **DELIVERY** -Ship to Lessee's Address above prior to 12/09 , 20 10 (the "**Outside Delivery Date**").

2. **PAYMENT** - Invoice Buyer in duplicate showing this P.O. number at:
   Bank of the West
   Equipment Leasing Department
   20-062-3
   201 N. Civic Dr., Ste 360B
   Walnut Creek, CA 94596

Invoice must show full equipment description, including serial numbers, to be honored.

SEE PAGE TWO FOR FURTHER TERMS AND CONDITIONS
WHICH ARE A PART OF THIS ORDER

Buyer Order

By execution below Buyer orders the above goods subject to the above and the further terms and conditions on Page 2 of this Purchase Order. This Purchase Order is subject to timely delivery and to cancellation by Buyer as more fully explained respectively in paragraphs 4 and 5 on Page 2.

Date: 10/25/10

BANK OF THE WEST ("Buyer")

By: [signature]

Title: VP

BANK OF THE WEST

Purchase Order

TERMS AND CONDITIONS

The Purchase Order of Buyer appearing on Page 1 of this document is subject to the following terms, conditions and agreements.

1. This Purchase Order must be accepted as written.

2. Without limiting the generality of paragraph "1" above, the cost to Buyer of the goods covered hereby shall not exceed the sales price therefor shown on the reverse side hereof plus applicable sales taxes, if any, not included in such sales price.

3. Supplier warrants that title to the goods covered by this order shall vest in Buyer free and clear of liens or encumbrances of any person claiming by, through or under Supplier.

4. Time of delivery is on the essence of this contract, and Buyer shall have no obligation hereunder with respect to goods covered hereby not delivered by the Outside Delivery Date shown in Instruction #1 on Page 1 of this document, which date may be extended at the sole and exclusive option of Buyer.

5. Delivery shall not be deemed to be complete, and accordingly Buyer shall have no obligation hereunder, as to any goods until the goods have been actually received and accepted by Lessee for purposes of the applicable lease between Buyer and Buyer shall have received all documentation Buyer has required in connection with the lease. The risk of loss or damage in transit and until such acceptance and on all rejected goods shall be upon Supplier. Termination of such lease by Buyer as to any goods covered hereby shall terminate this purchase order as to such goods without notice to Supplier.

6. Acceptance of all or any part of the goods shall not be deemed to be a waiver of Buyer's right either to cancel this order as to future deliveries or to return all or any part of the goods already delivered hereunder because of failure to conform to ordr or by reason of defects, latent or other , or other breach of warranty, express or implied, or to make any claim for damages suffered by Buyer. Such rights shall be in addition to any other remedies provided by law.

7. Supplier agrees to indemnify Buyer and hold Buyer harmless from and against all claims, actions, liabilities, losses, damages and expenses, including court costs and counsel fees, imposed on, incurred by or asserted against Buyer as a result of (a) breach of any of Supplier's warranties hereunder, (b) any actual or alleged latent or other defects in any of the goods covered hereby (including claims under the doctrine of strict liability in tort) and (c) any claims of trademark, patent or copyright infringement with respect to any such goods. Such obligations shall survive acceptance of such goods and payment therefor by Buyer.

8. Supplier warrants that the goods covered by this order are fit and safe for their intended use. Supplier further warrants that the goods covered by this order have been manufactured in accordance with the requirements of the Fair Labor Standards Act and all other applicable federal, state and municipal laws, rules and regulations.

9. This contract shall be governed by the laws of the State of California. The prevailing party shall be entitled to receive from the losing party the prevailing party's costs and expenses, including court costs and reasonable attorneys' fees, incurred in any action related to this purchase order.

10. This contract may not be modified or terminated orally, and no modification or termination nor any claimed waiver of any of the provisions hereof shall be binding unless in writing and signed by the party against whom such modification, termination or waiver is sought to be enforced. This contract may not be assigned by either party without the consent of the other.

11. If requested by Buyer, Supplier shall deliver to Buyer and Lessee at the time Supplier invoices Buyer for the goods covered hereby Supplier's written warranties as required by this order and by Lessee's order number referenced on the reverse side hereof, if any. By acceptance hereof Supplier agrees that all such warranties, written or oral, express or implied, whether or not so separately acknowledged, and all Supplier's indemnities hereunder are for the benefit of, and may be enforced by, Buyer and Lessee or either of them.

12. This Purchase Order is pursuant to receipt of verbal verification of delivery and acceptance by Lessee, detailed original vendor invoice showing sold to BANK OF THE WEST, check for advance rentals and any other documentation that BANK OF THE WEST may require.

13. This Purchase Order is pursuant to receipt of a complete and original Lease Agreement and all other required documentation.